EX-99.10.a.i

Delaware Distributors, L.P.
2005 Market Street
Philadelphia, PA 19103

December 12, 2008

Delaware Moderate Allocation Portfolio
2005 Market Street
Philadelphia, PA 19103

Dear Mr. Salus:

Delaware Distributors, L.P. will collect fees on Class A shares of Delaware Moderate Allocation Portfolio (the “Fund”) as follows:

The total 12b-1 fees to be paid by Class A shareholders of the Fund will be the sum of 0.10% of the average daily net assets representing the shares of the Fund that were acquired before June 1, 1992 and 0.30% of the average daily net assets representing the shares of the Fund that were acquired on or after June 1, 1992. All Class A shareholders will bear the 12b-1 fees at the same rate, the blended rate based upon the allocation of the 0.10% and 0.30% rates described above.

Delaware Distributors, L.P. hereby waives all rights to any additional 12b-1 fees beyond those described above under the Plan with respect to Class A shares of the Fund effective as of the date of this letter until such time as the Fund’s 12b-1 Plan is amended by its Board of Trustees.

Very truly yours,

/s/Jeff Kellogg
Jeff Kellogg,
Senior Vice President

Acknowledged and accepted:

/s/Richard Salus
Richard Salus

Chief Financial Officer, Delaware Investments Family of Funds